June 16, 2023

VIA EDGAR

Benjamin Holt

Dorrie Yale

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549-3561

Re:	Fifth Wall Acquisition Corp. III

Amendment No. 2 to Registration Statement on Form S-4

Filed May 11, 2023

File No. 333-269231

Dear Mr. Holt and Ms. Yale:

On behalf of Fifth Wall Acquisition Corp. III (the “Company”), please find responses to the comments of the staff of the Securities and Exchange Commission (the “Staff”) contained in the Staff’s letter dated June 3, 2023 (the “Comment Letter”) with regard to Amendment No. 2 to the Registration Statement on Form S-4 (File No. 333-269231) filed by the Company on May 11, 2023 (the “Registration Statement”). The responses are based on information provided to us by the Company. Capitalized terms used but not defined herein have the respective meanings ascribed to them in the Registration Statement.

Set forth below in italics are the comments contained in the Staff’s Comment Letter pertaining to the Registration Statement. Immediately below each of the Staff’s comments is the Company’s response to that comment. For the convenience of the Staff’s review, each of the numbered paragraphs below correspond to the numbered comment in the Staff’s Comment Letter.

The Company is concurrently providing to the SEC Amendment No. 3 to the Registration Statement, as filed on EDGAR on the date hereof (“Amendment No. 3”).

Q. What equity stake will current FWAC shareholders and MIC common stockholders hold. . ., page 31

1.

We note your response to comment 1, including your disclosure that the New MIC warrant may be exercised by Color Up, the sole holder, immediately following the closing of the merger; and that Color Up has informed MIC that it currently does not expect to exercise the New MIC warrant in connection with the closing of the merger. However, we also note disclosure regarding the sources and uses of funds for the merger on pages 241-242 that appears to assume an additional $20 million in New MIC common warrants, which amount appears to correspond to the exercise of the MIC common stock warrant (to be assumed by New MIC in the merger) described on page 394. Please revise or advise to explain this discrepancy.

Response: The Company acknowledges the Staff’s comment and has revised pages 245 and 263 of Amendment No. 3 to remove the additional $20 million in New MIC common warrants from the sources and uses of funds for the merger.

Benjamin Holt Dorrie Yale June 16, 2023 Page 2

Exhibits

2.

We acknowledge the revised opinions from counsel. However, we note that each revised opinion states that the opinions are subject to the assumptions and qualifications set forth in the section titled “U.S. Federal Income Tax Considerations,” and that such section contains inappropriate assumptions. For example, the opinion set forth in Exhibit 8.1 opines that the Domestication will qualify as a “reorganization” within the meaning of section 368(a)(l)(F) of the Code, but the referenced section in the registration statement refers to an assumption that the domestication qualifies as such a reorganization. The opinion in Exhibit 8.2 opines that the mergers will qualify as a reorganization described in Section 368(a) of the Code, but the referenced section in the filing also refers to an assumption that the merger qualifies as a reorganization. Accordingly, please revise the referenced section of the registration statement to remove all such inappropriate assumptions, or have counsel further revise the opinions to not reference such assumptions.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has filed a revised opinion of counsel to remove any unintended circularity and clarify that the opinion relating to the Domestication is not assuming that the Domestication will qualify as a 368 reorganization as Exhibit 8.1 to Amendment No. 3 and a revised opinion of counsel to clarify that the opinion relating to the merger is not assuming that the mergers will qualify as a 368 reorganization as Exhibit 8.2 to Amendment No. 3.

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If the Staff of the SEC has any questions or comments regarding the foregoing, please contact the undersigned, Evan D’Amico of Gibson, Dunn & Crutcher LLP by telephone at (202) 887-3613 or via email at edamico@gibsondunn.com.

Sincerely,

/s/ Evan M. D’Amico
Evan M. D’Amico

EMD